Exhibit 99.14

Merus Announces Annual Meeting of Shareholders

UTRECHT, The Netherlands , May 09, 2017 (GLOBE NEWSWIRE) -- Merus N.V. (Nasdaq:MRUS), a clinical-stage immuno-oncology company developing innovative bispecific antibody therapeutics, today announced that the Annual General Meeting of Shareholders will be held on Wednesday, May 24 , 2017 at 8:00 am CET, at the Hilton Hotel Amsterdam Airport Schiphol , Schiphol Boulevard 701, 1118 BN Schiphol, The Netherlands .

All relevant documents and information for the meeting, including the notice and agenda, are available in the ‘Investor Relations’ section of Merus website (www.merus.nl) under “Financial Information.”

About Merus N.V.

Merus is a clinical-stage immuno-oncology company developing innovative full length human bispecific antibody therapeutics, referred to as Biclonics®. Biclonics® are based on the full-length IgG format, are manufactured using industry standard processes and have been observed in preclinical studies to have several of the same features of conventional monoclonal antibodies, such as long half-life and low immunogenicity. Merus’ lead bispecific antibody candidate, MCLA-128, is being evaluated in a Phase 1/2 clinical trial in Europe as a potential treatment for HER2-expressing solid tumors. Merus’ second bispecific antibody candidate, MCLA-117, is being developed in a Phase 1 clinical trial in patients with acute myeloid leukemia. Merus also has a pipeline of proprietary bispecific antibody candidates in preclinical development, including MCLA-158, which is designed to bind to cancer stem cells and is being developed as a potential treatment for colorectal cancer and other solid tumors, and Biclonics® designed to bind to various combinations of immunomodulatory molecules, including PD-1 and PD-L1.

Forward Looking Statement

Except for the historical information set forth herein, this press release contains predictions, estimates and other forward-looking statements, including without limitation statements regarding the treatment potential of our bispecific antibody candidates.

These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: potential delays in regulatory approval, which would impact our ability to commercialize our product candidates and affect our ability to generate revenue; the lengthy and expensive process of clinical drug development, which has an uncertain outcome; the unpredictable nature of our early stage development efforts for marketable drugs; potential delays in enrollment of patients, which could affect the receipt of necessary regulatory approvals; our reliance on third parties to conduct our clinical trials and the potential for those third parties to not perform satisfactorily; and our reliance on third parties to manufacture our product candidates, which may delay, prevent or impair our development and commercialization efforts.

These and other important factors discussed under the caption “Risk Factors” in our Form 20-F filed with the Securities and Exchange Commission , or SEC , on April 28, 2017 , and our other reports filed with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change, except as required under applicable law. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this press release.

Contacts:

Media:

Eliza Schleifstein

+1 973 361 1546

eliza@argotpartners.com

Investors:

Kimberly Minarovich

+1 646 368 8014

kimberly@argotpartners.com